Exhibit 99.1

Alterity Therapeutics Issues Shareholder Newsletter Highlighting Pipeline Advances and Key Upcoming Milestones

MELBOURNE, AUSTRALIA AND SAN FRANCISCO, USA – 17 January 2025: Alterity Therapeutics (ASX: ATH, NASDAQ: ATHE) (“Alterity” or “the Company”), a biotechnology company dedicated to developing disease modifying treatments for neurodegenerative diseases, has released a Shareholder Newsletter.

You can access the full newsletter in this link: https://mailchi.mp/we-worldwide/alterity-therapeutics-shareholder-newsletter-january-2025

Below is an excerpt of the newsletter, a Letter to Shareholders from CEO David Stamler:

Dear Valued Shareholders:

As we again begin a new year, I am filled with optimism for 2025 and what lies ahead for Alterity Therapeutics.

I want to express my sincere gratitude for your unwavering support and belief in our mission to develop disease-modifying therapies for those living with neurodegenerative diseases. Your investment in Alterity allows us to pursue groundbreaking research and bring hope to patients and families affected by these devastating conditions.

2024 was a year of significant progress for Alterity. Most prominently, we completed our 12-month, double-blind Phase 2 clinical trial of ATH434 in early-stage Multiple System Atrophy (MSA). This milestone leads us to a topline data readout expected in late January or early February. Last July, we were pleased to report encouraging preliminary results from our open-label biomarker study in individuals with more advanced MSA.

The preliminary results from the open-label study showed that individuals receiving 6-months treatment with ATH434 had stable or improved clinical measures and that this clinical benefit was supported by biomarker data: stable iron levels and brain volumes in clinical responders and reduced neuronal injury compared to untreated patients from our MSA natural history study. Taken together, these data provide strong support for the potential of ATH434 to slow the progression of this very aggressive disease.

In addition to our advancements in clinical studies, we also continue to generate compelling data in MSA and other neurological diseases. Last year, we presented promising preclinical data demonstrating the potential of ATH434 in a primate model of Parkinson's disease. Our bioMUSE Natural History study, in collaboration with Professor Daniel Claassen’s neuroimaging group at Vanderbilt University Medical Center, yielded valuable insights into MSA progression and led to the development of a novel imaging biomarker for assessing brain volume in regions affected by MSA.

This year promises to be pivotal for Alterity with topline data expected from both of our Phase 2 clinical trials in MSA. Our team remains steadfast in their dedication to advancing our research and development efforts and bringing innovative therapies to patients with neurodegenerative diseases.

Thank you for your continued interest and support and we look forward to keeping you updated on our progress.

David Stamler, M.D., Chief Executive Officer of Alterity.

About Alterity Therapeutics Limited

Alterity Therapeutics is a clinical stage biotechnology company dedicated to creating an alternate future for people living with neurodegenerative diseases. The Company’s lead asset, ATH434, has the potential to treat various Parkinsonian disorders and is currently being evaluated in two Phase 2 clinical trials in Multiple System Atrophy. Alterity also has a broad drug discovery platform generating patentable chemical compounds to treat the underlying pathology of neurological diseases. The Company is based in Melbourne, Australia, and San Francisco, California, USA. For further information please visit the Company’s web site at www.alteritytherapeutics.com.

Authorisation & Additional information

This announcement was authorized by David Stamler, CEO of Alterity Therapeutics Limited.

Investor and Media Contacts:

Australia

Ana Luiza Harrop

we-aualteritytherapeutics@we-worldwide.com

+61 452 510 255

U.S.

Remy Bernarda

remy.bernarda@iradvisory.com

+1 (415) 203-6386

Forward Looking Statements

This press release contains "forward-looking statements" within the meaning of section 27A of the Securities Act of 1933 and section 21E of the Securities Exchange Act of 1934. The Company has tried to identify such forward-looking statements by use of such words as "expects," "intends," "hopes," "anticipates," "believes," "could," "may," "evidences" and "estimates," and other similar expressions, but these words are not the exclusive means of identifying such statements.

Important factors that could cause actual results to differ materially from those indicated by such forward-looking statements are described in the sections titled “Risk Factors” in the Company’s filings with the SEC, including its most recent Annual Report on Form 20-F as well as reports on Form 6-K, including, but not limited to the following: statements relating to the Company's drug development program, including, but not limited to the initiation, progress and outcomes of clinical trials of the Company's drug development program, including, but not limited to, ATH434, and any other statements that are not historical facts. Such statements involve risks and uncertainties, including, but not limited to, those risks and uncertainties relating to the difficulties or delays in financing, development, testing, regulatory approval, production and marketing of the Company’s drug components, including, but not limited to, ATH434, the ability of the Company to procure additional future sources of financing, unexpected adverse side effects or inadequate therapeutic efficacy of the Company's drug compounds, including, but not limited to, ATH434, that could slow or prevent products coming to market, the uncertainty of obtaining patent protection for the Company's intellectual property or trade secrets, the uncertainty of successfully enforcing the Company’s patent rights and the uncertainty of the Company freedom to operate.

Any forward-looking statement made by us in this press release is based only on information currently available to us and speaks only as of the date on which it is made. We undertake no obligation to publicly update any forward-looking statement, whether written or oral, that may be made from time to time, whether as a result of new information, future developments or otherwise.